UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2019
Commission File Number: 001-36484

NORDIC AMERICAN OFFSHORE LTD.
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 99.1 to this Report on Form 6-K (this “Report”) is a copy of the press release of Nordic American Offshore Ltd. (the “Company”), dated February 14, 2019, announcing that it has reached an agreement with the lenders under its $150,000,000 Revolving Credit Facility (the “Credit Facility”) to extend the Company’s current waiver period for certain loan covenants from February 6, 2019 until February 22, 2019. The Company also announced that it is reviewing the impairment calculation of its vessels as of December 31, 2018 and that it anticipates that the vessels will be written down to their current estimated market values.
Attached as Exhibit 99.2 to this Report is a copy of the press release of the Company, dated March 4, 2019, announcing its earnings report for the fourth quarter of 2018.
Attached as Exhibit 99.3 to this Report is a copy of the press release of the Company, dated March 12, 2019, announcing that it has reached an agreement with the lenders under its Credit Facility to further extend the Company’s current waiver period for certain loan covenants until March 18, 2019.
Attached as Exhibit 99.4 to this Report is a copy of the press release of the Company, dated March 25, 2019, announcing that it has reached an agreement with the lenders under its Credit Facility to further extend the Company’s current waiver period for certain loan covenants until April 1, 2019.
Attached as Exhibit 99.5 to this Report is a copy of the press release of the Company, dated April 3, 2019, announcing that it has reached an agreement with the lenders under its Credit Facility to further extend the Company’s current waiver period for certain loan covenants until April 26, 2019.
Attached as Exhibit 99.6 to this Report is a copy of the press release of the Company, dated April 8, 2019, announcing that it has reached an agreement with the lenders under its Credit Facility to further extend the Company’s current waiver period for certain loan covenants until January 31, 2020, subject to the Company’s satisfaction of certain conditions precedent. The lenders have also committed, upon satisfaction of certain conditions precedent by the Company, to a new $132.9 million term loan facility with a maturity date of December 6, 2023 to refinance the Credit Facility. In connection with these agreements with the lenders, the Company will acquire thirteen vessels from Scorpio Offshore Holding Inc., an affiliated entity, for an aggregate consideration of approximately $22.6 million, to be paid in common shares of the Company. The Company has also entered into a common stock purchase agreement (the “Equity Line of Credit”) with two affiliated entities that are accredited investors. The Equity Line of Credit provides for $20 million to be available on demand to the Company in exchange for common shares of the Company, priced at 0.94 multiplied by the then-prevailing 30-day trailing VWAP.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN OFFSHORE LTD.
(registrant)

Dated: April 10, 2019	By:	/s/ Emanuele Lauro
Emanuele Lauro Chairman and Chief Executive Officer